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                                             Filer:  Thermo Electron Corporation
                                      Subject Company: Thermedics Inc.
                                  Subject Company Exchange Act File No.: 1-9567
                                   Registration Statement No.:  333-____________
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                             [LOGO] Thermo Electron
                             ---------------------------------------------------


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THE NEW THERMO ELECTRON
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                                   > Vision

                                   > Focus

                                   > Clarity

                                   > Growth


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SHAREHOLDER VALUE
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Medical    >   Dividend
Products

                                      Existing
  New      >   Stock          >    Thermo Electron
Thermo                               Shareholders


 Thermo
Fibertek   >   Dividend


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OUR GOAL
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                         To channel all our resources -

                                   financial,

                                     human,

                                technological -

                            to become the preeminent

                        instrument company in the world.


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WHY INSTRUMENTS?
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                          > Critical mass

                          > Strong market presence

                          > Experienced management

                          > Strong cash flow

                          > Broad technology platform


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THE PLAN
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     >    Sell businesses totaling $1.2 billion in revenues

     >    Spin off equity of Thermo Fibertek and new Medical Products company

     >    Spin in instrument companies


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MAJOR DIVESTITURES
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                             > Thermo Cardiosystems

                             > Trex Medical

                             > Thermo TerraTech

                             > Thermo Coleman

                             > Peek


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PLAN PROCEEDS
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Proceeds from Divestitures        $ 1.0 BILLION

Cost of Spin Ins                  $(0.4 BILLION)
                                  -------------
Net Increase in Cash              $ 0.6 BILLION


                             Invest all proceeds in
                             new instrument company


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SPIN OFFS
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                        > Market leadership

                        > Experienced management

                        > Independent market identities

                        > Balanced product mix

                        > Strong growth prospects


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MEDICAL PRODUCTS
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                               Thermo Biomedical

                               Thermedics Medical



                          1999E Revenues: $335 million


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MEDICAL PRODUCTS
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[Collage of photos representing the various businesses within the new Medical
Products company, including neurodiagnostic testing, respiratory care, infant, audiology products, wireless patient monitoring, and medical polymers.]


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THERMO FIBERTEK
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                                Thermo Fibertek

                                Thermo Fibergen



                          1999E Revenues: $225 million


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THERMO FIBERTEK
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[Collage of photos representing the various businesses within the new Thermo
Fibertek company, including papermaking and recycling equipment, water-management systems, waste-recovery, and fiber-based consumer products and composites.]


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THERMO ECOTEK
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                         > Non-core asset

                         > Maximize value

                         > Goal: spin off in 1-2 years


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---------------------------------------------------------------------------

                            Thermo Electron will be

                              a completely focused

                           instrument company in 2001


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THERMO INSTRUMENT REVENUES
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(in millions)

[Bar chart (without actual revenue numbers) showing increasing revenues from the Thermo Instrument business from 1986 to 1999 estimate, indicating in 1998 actual revenues of $1.66 billion.]



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THERMO INSTRUMENT EBITDA
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(in thousands)

[Bar chart (without actual EBITDA numbers) showing increasing EBITDA for the Thermo Instrument business from 1986 to 1999 estimate, indicating in 1998 actual EBITDA of $294 million.]



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THERMO INSTRUMENT STOCK PRICE
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(adjusted for splits)

[Line graph generally illustrating range of Thermo Instrument stock price (without providing specific stock prices) from 1986 to present ranging from approximately $2.00 per share to approximately $36.00 per share during the time period shown.]


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GROWTH PLAN 2000
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                      > Manage according to market served

                      > New incentives for managers

                      > Divest of slow-growth units

                      > Continue strategic acquisitions

                      > Initiate e-commerce


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OLD ORGANIZATION
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[Graphic of partial depiction of old organizational chart of Thermo Instrument
Systems.]


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NEW ORGANIZATION
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                          1999E Revenues: $2.3 billion

     Life                                                           Measurement
   Sciences                       Photonics                         and Control

1999E Revenues                 1999E Revenues                     1999E Revenues
 $800 million                   $800 million                       $700 million


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LIFE SCIENCES - GOALS
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                         > Internal revenue growth >10%

                         > R&D commitment 8-10%

                         > Technology acquisitions

                         > Maintain 16% ROS


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PHOTONICS - GOALS
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                         > Internal revenue growth 7-8%

                         > R&D commitment

                           - Telecom >10%

                           - Balance   7%

                         > Instrument acquisitions

                         > Maintain strong cash flow

                         > Improve ROS to 13%


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MEASUREMENT AND CONTROL - GOALS
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                         > Internal revenue growth 4-5%

                         > R&D commitment 4-5%

                         > Double ROS to 10%

                         > Focus on cash flow

                         > Divestitures


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NEW INCENTIVES FOR MANAGERS
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                          > New bonus plan

                            - Growth

                            - Cash

                            - Combination

                          > Increase cash compensation

                          > Continue options in parent


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DIVEST SLOW-GROWTH UNITS
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              > Detailed review of measurement and control sector

              > Sale of

                - Gould

                - NIS

                - Pharos Marine


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RECENT ACQUISITIONS
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Spectra Physics AB  Feb. 1999                 BioStar             Nov. 1998
-----------------------------                 -----------------------------
Laser-based instruments                       Point-of-Care Diagnostics
                                              -----------------------------
Purchase Price          $351M
Current Market Value
     SPLI           $450-500M
     Other              $350M                 Interactiva         Oct. 1999
     FLIR               $ 70M                 -----------------------------
-----------------------------                 Biochips - e-commerce
Total Value         $870-920M                 -----------------------------


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EBUSINESS - WWW.INFORMATION2.NET
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                             Competitive Advantages

                          > Leverage knowledge assets

                          > Breadth of "touch points"

                          > Mining: metals to genomes

                          > One-to-one marketing


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WELL-POSITIONED VS. COMPETITORS
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[Segmented bar chart showing how Thermo Instrument and its competitors compare in terms of the industries they serve.]

Source McKinsey & Co.

    Thermo Instrument              Life Sciences         40%
                                   Communications         9%
                                   Environmental         17%
                                   Industrial            34%

    Agilent                        Life Sciences          7%
                                   Communications        50%
                                   Environmental          5%
                                   Non Instrument        38%

    Waters                         Life Sciences         60%
                                   Environmental         40%

    Varian                         Life Sciences         35%
                                   Environmental         35%
                                   Non Instrument        30%

    Perkin Elmer                   Life Sciences         22%
                                   Environmental         13%
                                   Industrial            26%
                                   Non Instrument        39%


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VALUATION
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                                   EV/EBITDA

[Bar chart showing how Thermo Instrument has been valued by industry analysts in terms of EV/EBITDA compared to its competitors based on trailing 12 months EBITDA.]


Source:  Industry Analysts


Chart reflects ratio of EV (Enterprise Value)/EBITDA as follows:

   THI                8.0
   Agilent           24.0
   Waters            19.3
   Varian            20.2
   Perkin Elmer      12.0
   Mean              18.9

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INSTRUMENTS PROVIDE KNOWLEDGE
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                                   You cannot

                              improve and control

                             unless you can measure

                                   and detect


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OLD STRUCTURE
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[Graphic showing the old corporate structure of Thermo Electron indicating
Thermo Electron subsidiaries with minority investors as follows:]


Thermo Electron
    Thermo Instrument
          Thermo Quest
          ONIX Systems
          Thermo Spectra
          Thermo Optek
          Thermo BioAnalysis
          Metrika Systems
          Thermo Vision

    Thermo Coleman
          Thermo Information Solutions

    Thermo Biomedical

    Thermo Ecotek
          Thermo Trilogy

    Thermedics
          Thermo Sentron
          Thermedics Detection
          Thermo Cardiosystems
          Thermo Voltek

    Thermo Trex
          Trex Medical
          Trex Communications
          ThermoLase

    Thermo Fibertek
          Thermo Fibergen

    Thermo Power
          Thermolyte

    Thermo Terra Tech
          The Randers Group
          Thermo EuroTech
          Thermo Retec

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NEW STRUCTURE
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The term Thermo Electron superimposed over image of man looking through a telescope, representing new Thermo corporate structure.

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THE NEW THERMO ELECTRON
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                             > Market focus

                             > Simple structure

                             > Tightly managed

                             > Dedicated resources


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
OTHER IMPORTANT INFORMATION:

THE PREVIOUSLY ANNOUNCED EXCHANGE OFFER HAS NOT YET COMMENCED. AS SOON AS WE COMMENCE OUR EXCHANGE OFFER FOR THERMEDICS, WE WILL FILE A TENDER OFFER STATEMENT AND REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC. YOU SHOULD READ EACH OF THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU CAN OBTAIN THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE, AS APPLICABLE TO THE PARTICULAR TRANSACTION:

*      TENDER OFFER STATEMENT (EXCEPT FOR EXHIBITS)
*      REGISTRATION STATEMENT ON FORM S-4
*      OFFER TO PURCHASE
*      LETTER OF TRANSMITTAL
*      NOTICE OF GUARANTEED DELIVERY




                                     -more-

Thermo Electron Corporation                                                    6


YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

     INVESTOR RELATIONS DEPARTMENT
     THERMO ELECTRON CORPORATION
     81 WYMAN STREET, P.O. BOX 9046
     WALTHAM, MA 02454-9046

IN ADDITION, THE TENDER OFFERS TO BE CONDUCTED BY THERMO INSTRUMENT FOR THERMO BIOANALYSIS, METRIKA SYSTEMS, AND ONIX SYSTEMS, AND BY THERMEDICS FOR THERMEDICS DETECTION AND THERMO SENTRON, AS DESCRIBED IN THIS ANNOUNCEMENT, HAVE NOT YET COMMENCED. AS SOON AS THOSE TENDER OFFERS COMMENCE, THERMEDICS AND THERMO INSTRUMENT, RESPECTIVELY, WILL FILE TENDER OFFER STATEMENTS JOINTLY WITH THERMO ELECTRON WITH THE SEC. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS OR PHONE NUMBER, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:

*      TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
*      OFFERS TO PURCHASE
*      LETTERS OF TRANSMITTAL
*      NOTICES OF GUARANTEED DELIVERY